Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-8 of our report dated April 26, 2013 (June 27, 2013 for all references to Class A and Class L Common Stock as described in Note 10, for all references to net income (loss) per share data as described in Notes 1 and 10, for Note 19 and for Schedule I included in item 16) relating to the consolidated financial statements and financial statement schedules of Burlington Stores, Inc. (formerly Burlington Holdings, Inc.) (the “Company”) appearing in the Prospectus dated October 3, 2013 filed by the Company, pursuant to Rule 424(b) under the Securities Act of 1933, relating to the Company’s Registration Statement No. 333-189632.

/s/ Deloitte & Touche LLP

Parsippany, New Jersey

October 7, 2013